SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33323; 812-14893

Investment Managers Series Trust and 361 Capital, LLC

December 14, 2018

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, and sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure Requirements"). The requested exemption would permit an investment adviser to hire and replace certain sub-advisers without shareholder approval and grant relief from the Disclosure Requirements as they relate to fees paid to the sub-advisers.

Applicants: Investment Managers Series Trust (the "Trust"), a Delaware statutory trust registered under the Act as an open-end management investment company, and 361 Capital, LLC (the "Adviser"), a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940 (together with the Trust, the "Applicants").

Filing Dates: The application was filed on April 5, 2018 and amended on August 16, 2018.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on January 8, 2019, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: 235 West Galena Street, Milwaukee, WI 53212 and 4600 South Syracuse Street, Suite 500, Denver, Colorado 80237.

FOR FURTHER INFORMATION CONTACT: Deepak T. Pai, Senior Counsel, at (202) 551-6876, or Andrea Ottomanelli Magovern, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Summary of the Application:

1.   The Adviser will serve as the investment adviser to the Subadvised Series pursuant to an investment advisory agreement with the Trust (each, an "Investment Management Agreement" and, collectively, the "Investment Management Agreements").[1] The Adviser will

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[1]   Applicants request relief with respect to any existing or future series of the Trust and any other existing or future registered open-end management company or series thereof that intends to rely on the requested order and that: (a) is advised by the Adviser, or any person controlling, controlled by or under common control with the Adviser or its successors; (b) uses the multi-manager structure described in the application; and (c) complies with the terms and conditions of the application (each, a "Subadvised Series"). For purposes of the requested order, "successor" is limited to an entity that

provide the Subadvised Series with continuous and comprehensive investment management services, subject to the supervision of, and policies established by, the Trust's board of trustees (the "Board"). The Investment Management Agreement permits the Adviser, subject to the approval of the Board, to delegate to one or more Sub-Advisers the responsibility to provide the day-to-day portfolio investment management of each Subadvised Series, subject to the supervision and direction of the Adviser.[2] The primary responsibility for managing the Subadvised Series will remain vested in the Adviser. The Adviser will hire, evaluate, allocate assets to and oversee the Sub-Advisers, including determining whether a Sub-Adviser should be terminated, at all times subject to the authority of the Board.

2. Applicants request an exemption to permit the Adviser, subject to Board approval, to hire a Non-Affiliated Sub-Adviser, pursuant to Sub-Advisory Agreements and materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers without obtaining the shareholder approval required under section 15(a) of the Act and rule 18f-2 under the Act.[3] Applicants also seek an exemption from the Disclosure Requirements to permit a Subadvised Series to disclose (as both a dollar amount and a percentage of the Subadvised Series' net assets): (a) the aggregate fees paid to the Adviser; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser.

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results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] A "Sub-Adviser" for a Subadvised Series is an investment sub-adviser for that Series that is not an "affiliated person" (as such term is defined in Section 2(a)(3) of the Act) of the Subadvised Series or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to one or more Subadvised Series (each a "Non-Affiliated Sub-Adviser" and collectively, the "Non-Affiliated Sub-Advisers").

[3] The requested relief will not extend to any sub-adviser which is an affiliated person, as defined in section 2(a)(3) of the Act, of the Subadvised Series or of its Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series ("Affiliated Sub-Adviser").

3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Such terms and conditions provide for, among other safeguards, appropriate disclosure to Subadvised Series' shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of the Subadvised Series' shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the application, the Investment Management Agreements will remain subject to shareholder approval while the role of the Sub-Advisers is substantially equivalent to that of individual portfolio managers, so that requiring shareholder approval of Sub-Advisory Agreements would impose unnecessary delays and expenses on the Subadvised Series. Applicants believe that the requested relief from the Disclosure Requirements meets this standard because it will improve the Adviser's ability to negotiate fees paid to the Sub-Advisers that are more advantageous for the Subadvised Series.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary